SELECT*ANNUITY III

AN INDIVIDUAL DEFERRED VARIABLE ANNUITY CONTRACT
issued by
RELIASTAR LIFE INSURANCE COMPANY
and its
RELIASTAR SELECT VARIABLE ACCOUNT

Supplement Dated August 22, 2008

This supplement updates and amends certain information contained in your prospectus dated April 28, 2008. Please read it carefully and keep it with your prospectus for future reference.

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IMPORTANT INFORMATION REGARDING
UPCOMING FUND MERGERS

ING VP High Yield Bond Portfolio. On April 28, 2008, the Subaccount that invests in the ING VP High Yield Bond Portfolio was closed to new investors and to new investments by existing investors. Effective September 8, 2008, the ING VP High Yield Bond Portfolio will merge into and become part of the ING Pioneer High Yield Portfolio. Because of this merger, your investment in the ING VP High Yield Bond Portfolio will automatically become an investment in the ING Pioneer High Yield Portfolio with an equal total net asset value. Unless you provide us with alternative allocation instructions, all future premiums received that would have been allocated to the Subaccount corresponding to the ING VP High Yield Bond Portfolio will be automatically allocated to the ING Pioneer High Yield Portfolio. You may give us alternative allocation instructions by contacting our ING Customer Service Center at P.O. Box 5011, Minot, ND 58702-5011, 1-877-886-5050. **See the "Transfers" section on page 21 of your Contract prospectus for information about making Fund allocation changes.**

ING VP Real Estate Portfolio. On April 28, 2008, the Subaccount that invests in the ING VP Real Estate Portfolio was closed to new investors and to new investments by existing investors. Effective September 8, 2008, the ING VP Real Estate Portfolio will merge into and become part of the ING Global Real Estate Portfolio. Because of this merger, your investment in the ING VP Real Estate Portfolio will automatically become an investment in the ING Global Real Estate Portfolio with an equal total net asset value. Unless you provide us with alternative allocation instructions, all future premiums received that would have been allocated to the Subaccount corresponding to the ING VP Real Estate Portfolio will be automatically allocated to the ING Global Real Estate Portfolio. You may give us alternative allocation instructions by contacting our ING Customer Service Center at P.O. Box 5011, Minot, ND 58702-5011, 1-877-886-5050. **See the "Transfers" section on page 21 of your Contract prospectus for information about making Fund allocation changes.**

You will not incur any fees or charges or any tax liability because of these mergers, and your Contract Value immediately before the mergers will equal your Contract Value immediately after the mergers.

There will be no further disclosure regarding the ING VP High Yield Bond and ING VP Real Estate Portfolios in future supplements to or prospectuses of the Contract.

IMPORTANT INFORMATION REGARDING THE NAME OF THE SUBADVISER TO THE ING JULIUS BAER FOREIGN PORTFOLIO

On June 15, 2008, Julius Baer Investment Management LLC was renamed Artio Global Management LLC. Accordingly, all references to Julius Baer Investment Management LLC are to be replaced with Artio Global Management LLC.

INFORMATION REGARDING THE DISTRIBUTION OF THE CONTRACT

The fifth paragraph of the "*Distribution of the Contract*" section beginning on page 39 of your contract prospectus is hereby deleted in its entirety and replaced with the following:

In addition to the sales compensation described above, ING Financial Advisers, LLC or ReliaStar Life Insurance Company, as appropriate, may also pay broker/dealers additional compensation or reimbursement of expenses for their efforts in selling contracts to you and other customers. These amounts may include:

- Marketing/distribution allowances which may be based on the percentages of premium received, the aggregate commissions paid and/or the aggregate assets held in relation to certain types of designated insurance products issued by ReliaStar Life and/or its affiliates during the year;
- Loans or advances of commissions in anticipation of future receipt of premiums (a form of lending to agents/registered representatives). These loans may have advantageous terms such as reduction or elimination of the interest charged on the loan and/or forgiveness of the principal amount of the loan, which terms may be conditioned on fixed insurance product sales;
- Education and training allowances to facilitate ReliaStar Life's attendance at certain educational and training meetings to provide information and training about its products. ReliaStar Life also holds training programs from time to time at its own expense;
- Sponsorship payments or reimbursements for broker/dealers to use in sales contests and/or meetings for their agents/registered representatives who sell ReliaStar Life's products. We do not hold contests based solely on sales of this product;
- Certain overrides and other benefits that may include cash compensation based on the amount of earned commissions, agent/representative recruiting or other activities that promote the sale of the contract; and
- Additional cash or noncash compensation and reimbursements permissible under existing law. This may include, but is not limited to, cash incentives, merchandise, trips, occasional entertainment, meals and tickets to sporting events, client appreciation events, business and educational enhancement items, payment for travel expenses (including meals and lodging) to pre-approved training and education seminars and payment for advertising and sales campaigns.